Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following email was distributed to certain employees of Allscripts on June 9, 2010:

SUBJECT: Allscripts and Eclipsys to Form One Company … All-Employee Meeting at 11 am EDT Today

All,

I have some exciting news to share. As you may have heard in my voicemail, Allscripts and Eclipsys, leading providers of software and information solutions in the ambulatory and acute markets respectively, have agreed to merge. Additionally, we announced that Allscripts will buy back a majority of our stock currently held by Misys. The legacy Misys Healthcare business will, of course, remain part of Allscripts and, in turn, of the merged company.

For those of you who may not know, Eclipsys is a leading provider of solutions and services for hospitals and is well known for having the highest Computerized Physician Order Entry (CPOE) utilization in the market. That’s the new metric of success for hospital systems. Combine that with our focus on driving physician utilization of Electronic Health Records and you end up with a new leader in driving meaningful use of the technology the Federal Government is supporting with more than $30 billion in stimulus funding.

By combining Allscripts and Eclipsys we will have the industry’s largest network of clients on the most advanced product platform resulting in a single patient record. One network. One platform. One Patient. A great vision that is going to quickly become a reality.

I will serve as CEO of the new company, Eclipsys CEO and President Phil Pead will serve as Chairman and Bill Davis will serve as CFO. The remainder of the leadership team for the combined company will be drawn from the leadership of both Allscripts and Eclipsys. Don’t worry, with a company this large and the size of the opportunity in front of us, we expect, not unlike our merger with Misys Healthcare, to continue hiring.

Later this morning, Phil and I will be jointly hosting a companywide Town Hall meeting. Please plan to join us at 11:00 EDT. Participation instructions follow at the end of this message. In the meantime, please visit www.oneallscriptseclipsys.com for more information, including a video of Phil and me talking about the agreement, an FAQ document, and the press release.

I am excited about this merger. It’s the next natural step on the road to realizing our vision of a connected system of health. Combining these two companies into one will uniquely position us for success. Consider this:

One Network. With a client base of 180,000 physicians, 1,500 hospitals and 10,000 post acute organizations, our combined company will form the largest network in healthcare. This significant footprint will enable us to connect providers and patients wherever care is delivered – in the hospital, in small or large physician practices, in extended care facilities or in the patient’s home.

One Platform. Both companies already use common platforms, including Microsoft.NET and other advanced technologies, which will enable us to quickly deliver an integrated offering. We will bring together the Allscripts industry-leading electronic health record, practice management and comprehensive portfolio of solutions for physicians and post acute care organizations with Eclipsys’s leading enterprise and performance management solutions for hospitals. In addition to connecting our own solutions, we will lead with an ‘open architecture’ approach that will simplify connectivity with third-party applications.

One Patient. Combining one network of clients on one platform, Allscripts and Eclipsys will be positioned to deliver a single patient record to all providers within an organization and across a community. By bringing to market a complete portfolio of clinical, financial, connectivity and information solutions, the company will enable the delivery of the information and insight providers need to create a seamless patient experience with improved care at a lower cost.

We expect that the merger will be completed this Fall. It is subject to customary closing conditions. In the meantime, we will continue to operate as two separate organizations in the same way that we do today.

This would not have been possible without all of your hard work and commitment to our clients. Thank you for all you have done to put us in the position to capture this incredible opportunity in front of us. I look forward to working together with all of you to make this merger a great success for our clients, our shareholders, and for you.

Sincerely,

Glen Tullman
Chief Executive Officer

Be sure to Join Our Town Hall Meeting at 11:00 EDT

If you’re in an office please congregate in your office’s designated conference room just as you would for a regular company meeting. Please do not access the session from your desk.

If you’re in a remote office please disconnect from the VPN and watch the video broadcast from your computer by using this link -http://video.webcasts.com/events/syna001/34919/. The audio, video and presentation will stream from your computer so turn the volume up. You can also use the following dial-in information to participate in the Chicago office’s onsite Q&A session that will immediately follow the Town Hall.

Dial-in Number: 877-312-6265

Passcode: 80745697

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.